                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               Roy F. Weston, Inc.
                                (Name of Issuer)

                               Roy F. Weston, Inc.
                              William L. Robertson
                                Patrick G. McCann
                      (Name of Person(s) Filing Statement)

                 Series A Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                    961137106
                      (CUSIP Number of Class of Securities)

                                Arnold P. Borish
                                 General Counsel
                               Roy F. Weston, Inc.
                                1400 Weston Way
                          West Chester, PA 19380-1499
                                 (610) 701-5115
         (Name, Address, and Telephone Numbers of Persons Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

                               F. Douglas Raymond
                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                 (215) 988-2700

     This statement is filed in connection with (check the appropriate box):
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      a.    [X]   The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

      b.    [ ]   The filing of a registration statement under the Securities
                  Act of 1933.

      c.    [ ]   A tender offer.

      d.    [ ]   None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

      Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

         Transaction Valuation*                    Amount of Filing Fee**
               $52,341,051                                 $10,500


      * For purposes of calculation of the filing fee only, this amount is based on (i) $11,238,922 (the number of outstanding Common Shares of Roy F. Weston, Inc. multiplied by $5.38 (the cash consideration per share of common stock) plus 8,187,675 (the number of outstanding shares of Series A Common Shares of Roy F. Weston, Inc. and the number of Series A Common Shares underlying options) multiplied by $5.02 (the cash consideration per share of Series A common stock).

      ** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11(b) equals 1/50th of 1% of the value of the securities proposed to be acquired.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offering fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $10,500              Filing Party: Roy F. Weston, Inc.

Form or Registration No.: Preliminary          Date Filed:   March 22, 2001
                          Proxy Statement
                          Schedule 14A


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      This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule
13E-3") is being filed by (1) Roy F. Weston, Inc., a Pennsylvania corporation (the "Company"), (2) William L. Robertson, Chief Executive Officer of the Company, and (3) Patrick G. McCann, President and Chief Operating Officer of the Company. The Schedule 13E-3 is intended to satisfy the reporting requirements of
Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      This Schedule 13E-3 relates to an Agreement and Plan of Merger dated as of March 9, 2001, (the "Merger Agreement"), among the Company, ACAS Acquisitions (Weston) Inc. ("Parent") and Weston Acquisition Corporation ("Subsidiary"), pursuant to which Subsidiary will merge with and into the Company (the "Merger"). The Company will be the surviving entity. In the Merger, each outstanding share of the Company's Series A common stock, par value $.10 per share, will be converted into the right to receive $5.02 cash, and each outstanding share of the Company's Common Stock, par value $0.10 per share, will be converted into the right to receive $5.38 cash (in each case other than shares held by shareholders who properly demand appraisal rights with respect to such shares). Options and stock appreciation rights will be treated as described more fully in the Proxy Statement (as defined below). Any shares of the Company held by the Company or Parent, or any of their subsidiaries, will be cancelled without payment therefor.

      Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a preliminary proxy statement under Regulation 14A of the Exchange Act (the "Proxy Statement") relating to the special meeting of shareholders of the Company at which the shareholders of the Company will consider and vote upon a proposal to approve and adopt the Merger Agreement and approve the Merger.

      A copy of the Proxy Statement is attached hereto as Exhibit (a)(1), and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A promulgated under the Exchange Act.

      The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference. All information in, or incorporated by reference in, this Schedule 13E-3 concerning the Company, Mr. Robertson and Mr. McCann has been provided by the Company. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given them in the Proxy Statement.


Item 1.  Summary Term Sheet

      Item 1001

      The information contained in the section of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER" is incorporated herein by reference.


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Item 2.  Subject Company Information

      Item 1002

      (a) The information contained in the section of the Proxy Statement entitled "SUMMARY-The Parties to the Merger-Roy F. Weston, Inc." is incorporated herein by reference.

      (b) The information contained in the section of the Proxy Statement entitled "THE SPECIAL MEETING-Record Date; Quorum" is incorporated herein by reference.

      (c)-(d) The information contained in the section of the Proxy Statement entitled "MARKET AND TRANSACTIONAL INFORMATION ABOUT WESTON SECURITIES-Common Share Market Price; Dividend Information" is incorporated herein by reference.

      (e)         Not applicable.

      (f) The information contained in the section of the Proxy Statement entitled "MARKET AND TRANSACTIONAL INFORMATION ABOUT WESTON SECURITIES-Common Share Purchase Information" is incorporated herein by reference.


Item 3.  Identity and Background of Filing Person

      Item 1003

      (a) The filing persons are the subject company, Roy F. Weston, Inc., its Chief Executive Officer, William L. Robertson, and its President and Chief Operating Officer, Patrick G. McCann. The information contained in the section of the Proxy Statement entitled "SUMMARY-The Parties to the Merger-Roy F. Weston, Inc." and "INFORMATION ABOUT THE PARTIES-Weston-Background Information About Management" is incorporated herein by reference.

      (b)         Not applicable.


      (c) The information contained in the section of the Proxy Statement entitled "INFORMATION ABOUT THE PARTIES-Weston-Background Information About Management" is incorporated herein by reference. During the last five years, neither
                  Mr. Robertson nor Mr. McCann, and to the best knowledge of Messrs. Robertson and McCann, none of the other persons listed in "INFORMATION ABOUT THE PARTIES-Weston-Background Information About Management" has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding that resulted in (i) a judgment, decree or final order enjoining such person from future


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                  violations of, or prohibiting activities subject to, federal or state securities laws or (ii) a finding of any violation of such laws. All of the persons listed in "INFORMATION ABOUT THE PARTIES-Weston-Background Information About Management" are United States citizens.

Item 4.  Terms of the Transaction

      Item 1004

      (a)(1)      Not applicable.

      (a)(2) The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY-The Merger," "THE SPECIAL MEETING-1. Adoption of the Merger Agreement-The Merger," "BACKGROUND OF THE MERGER," "SPECIAL FACTORS-Reasons for the Recommendation of the Merger by the Special Committee and the Board," "SPECIAL FACTORS-Purposes and Structure of the Merger," "SPECIAL FACTORS-Certain Effects of the Merger," "SPECIAL FACTORS-Material Federal Income Tax Consequences," "THE SPECIAL MEETING-1. Adoption of the Merger Agreement-The Merger" and "THE SPECIAL MEETING-Required Vote" is incorporated herein by reference.

      (c) The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY-The Merger," "SUMMARY-Interests of Certain Persons Involved in the Merger that are Different from Yours," "SUMMARY-Voting Arrangements," "SPECIAL FACTORS-Purposes and Structure of the Merger," "INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST," "SPECIAL FACTORS-Certain Effects of the Merger," "THE SPECIAL MEETING-1. Adoption of the Merger Agreement-The Merger," "THE SPECIAL MEETING-1. Adoption of the Merger Agreement-The Merger Agreement" and "THE SPECIAL MEETING-1. Adoption of the Merger Agreement-Weston Family Agreements" is incorporated herein by reference.

      (d) The information contained in the sections of the Proxy Statement entitled "SUMMARY-Dissentors' Rights," "THE SPECIAL MEETING-1. Adoption of the Merger Agreement-The Merger Agreement-Merger Consideration" and "THE SPECIAL MEETING-Appraisal Rights" is incorporated herein by reference.

      (e) The information contained in the section of the Proxy Statement entitled "WHERE YOU CAN FIND MORE INFORMATION" is incorporated herein by reference. Except as described in such section of the Proxy Statement, the filing persons have made no provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of the Company or related files of the other filing persons, or to obtain counsel or appraisal services at the expense of any such filing persons.


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      (f)         Not applicable.


Item 5.  Past Contacts, Transactions, Negotiations and Agreements

      Item 1005

      (a)         Not applicable.

      (b) The information contained in the sections of the Proxy Statement entitled "BACKGROUND OF THE MERGER," "THE SPECIAL MEETING-1. Adoption of the Merger Agreement-Weston Family Agreements-January 1998 Voting Agreement, Pool Majority Notice and Agreement with Special Committee" is incorporated herein by reference.

      (c) The information contained in the sections of the Proxy Statement entitled "BACKGROUND OF THE MERGER," "CERTAIN PROJECTIONS," "SPECIAL FACTORS-Purposes and Structure of the Merger," "INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST," "THE SPECIAL MEETING-1. Adoption of the Merger Agreement-The Merger," "THE SPECIAL MEETING-1. Adoption of the Merger Agreement-The Merger Agreement" and "THE SPECIAL MEETING-1. Adoption of the Merger Agreement-Weston Family Agreements-Consulting, Employment and Other Agreements" is incorporated herein by reference.

      (e) The information contained in the sections of the Proxy Statement entitled "INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST," "SPECIAL FACTORS-Certain Effects of the Merger," "FINANCING OF THE MERGER" and "THE SPECIAL MEETING-1. Adoption of the Merger Agreement" is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals

      Item 1006

      (b) The information contained in the sections of the Proxy Statement entitled "SUMMARY-The Merger," "SUMMARY-Dissenters' Rights," "INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST," "SPECIAL FACTORS-Certain Effects of the Merger," "THE SPECIAL MEETING-1. Adoption of the Merger Agreement-The Merger-General," "THE SPECIAL MEETING-1. Adoption of the Merger Agreement-The Merger Agreement" and "THE SPECIAL MEETING-1. Adoption of the Merger Agreement-Appraisal Rights" is incorporated herein by reference.


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      (c)(1)-(8)  The information contained in the sections of the Proxy
                  Statement entitled "SUMMARY-Merger Financing," "INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST," "THE SPECIAL MEETING-1. Adoption of the Merger Agreement-The Merger-Board of Directors of Weston Following the Merger," "SPECIAL FACTORS-Certain Effects of the Merger," "FINANCING OF THE MERGER" and "MARKET AND TRANSACTIONAL INFORMATION ABOUT WESTON SECURITIES-Common Share Market Price; Dividend Information" is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects

      Item 1013

      (a)-(c) The information contained in the sections of the Proxy Statement entitled "BACKGROUND OF THE MERGER," "SPECIAL FACTORS-Purposes and Structure of the Merger" and "SPECIAL FACTORS-Reasons for the Recommendation of the Merger by the Special Committee and the Board" is incorporated herein by reference.

      (d) The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY-The Merger," "SUMMARY-Interests of Certain Persons Involved in the Merger that are Different from Yours," "SPECIAL FACTORS-Purposes and Structure of the Merger," "SPECIAL FACTORS-Reasons for the Recommendation of the Merger by the Special Committee and the Board," "INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST," "SPECIAL FACTORS-Certain Effects of the Merger," "SPECIAL FACTORS-Material Federal Income Tax Consequences," "THE SPECIAL MEETING-1. Adoption of the Merger Agreement-the Merger" and "THE SPECIAL MEETING-1. Adoption of the Merger Agreement-Weston Family Agreements-Consulting, Employment and Other Agreements" is incorporated herein by reference.

Item 8.  Fairness of the Transaction

      Item 1014

      (a),(b) The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY-Fairness of the Merger," "BACKGROUND OF THE MERGER," "SPECIAL FACTORS-Purposes and Structure of the Merger," "SPECIAL FACTORS-Reasons for the Recommendation of the Merger by the Special Committee and the Board," "SPECIAL FACTORS-Belief of the Filing Persons in the Fairness of the Merger," "SPECIAL FACTORS-Opinion of Financial Advisor" and "THE SPECIAL MEETING-Recommendation of the Weston Board of Directors."


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
      (c) SPECIAL FACTORS-The information contained in the section of the Proxy Statement entitled "THE SPECIAL MEETING-Required Vote" is incorporated herein by reference.

      (d) The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "BACKGROUND OF THE MERGER," "SPECIAL FACTORS-Reasons for the Recommendation of the Merger by the Special Committee and the Board," "SPECIAL FACTORS-Purposes and Structure of the Merger," "SPECIAL FACTORS-Belief of the Filing Persons in the Fairness of the Merger" and "THE SPECIAL MEETING-Recommendation of the Weston Board of Directors" is incorporated herein by reference.

      (e) The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS-Purposes and Structure of the Merger," "SPECIAL FACTORS-Reasons for the Recommendation of the Merger by the Special Committee and the Board," "SPECIAL FACTORS-Belief of the Filing Persons in the Fairness of the Merger" and "THE SPECIAL MEETING-Recommendation of the Weston Board of Directors" is incorporated herein by reference.

      (f) The information contained in the section of the Proxy Statement entitled "BACKGROUND OF THE MERGER" is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Negotiations

      Item 1015

      (a)-(c) The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "BACKGROUND OF THE MERGER," "SPECIAL FACTORS-Opinion of Financial Advisor" and "SPECIAL FACTORS-Opinion of the Compensation Consultant" and in Appendix B to the Proxy Statement is incorporated herein by reference.


Item 10.  Source and Amounts of Funds or Other Consideration

      Item 1007

      (a),(b) and (d)   The information contained in the sections of the Proxy
                        Statement entitled "SUMMARY-Merger Financing" and
                        "FINANCING OF THE MERGER" and in Exhibits (b)(1) and
                        (b)(2) of this Schedule 13E-3 is incorporated herein by reference.


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      (c)         The information contained in the sections of the Proxy
                  Statement entitled "EXPENSES AND FEES" and "THE SPECIAL MEETING-1. Adoption of the Merger Agreement-The Merger Agreement" is incorporated herein by reference.


Item 11.  Interest in Securities of the Subject Company

      Item 1008

      (a) The information contained in the section of the Proxy Statement entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

      (b) The information contained in the section of the Proxy Statement entitled "MARKET AND TRANSACTIONAL INFORMATION ABOUT WESTON SECURITIES-Recent Transactions in Weston Securities" is incorporated herein by reference.


Item 12.  The Solicitation or Recommendation

      Item 1012

      (d) The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY-Voting Arrangements," "THE SPECIAL MEETING-Required Vote" and "THE SPECIAL MEETING-1. Adoption of the Merger Agreement-Weston Family Agreements-January 1998 Voting Agreement, Pool Majority Notice and Agreement with Special Committee" is incorporated herein by reference.

      (e) The information contained in the sections of the Proxy Statement entitled "BACKGROUND OF THE MERGER" and "THE SPECIAL MEETING-Recommendation of the Weston Board of Directors" is incorporated herein by reference.


Item 13.  Financial Statements

      Item 1010

      (a) The information contained in the sections of the Proxy Statement entitled "SUMMARY-Selected Historical Financial Data" and "WHERE YOU CAN FIND MORE INFORMATION" is incorporated herein by reference. In addition, the financial information referenced therein is incorporated herein by reference.

      (b)         Not applicable.


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
Item 14.  Persons/Assets, Retained, Employed, Compensated or Used

      Item 1009

      (a),(b) The information contained in the sections of the Proxy Statement entitled "THE SPECIAL MEETING-Solicitation of Proxies" and "EXPENSES AND FEES" is incorporated herein by reference.


Item 15.  Additional Information

      Item 1011

      (b) The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.


Item 16.  Exhibits

      The following documents are filed as exhibits to this Schedule 13E-3:

      (a)(1) Proxy Statement (incorporated herein by reference to the Company's Proxy Statement filed by the Company with the Securities and Exchange Commission on March 22, 2001).

      (a)(2) Press Release of the Company dated March 12, 2001 (incorporated herein by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 12, 2001).

      (b)(1) Commitment Letter dated March 7, 2001 among Bank of America, N.A., Fleet Capital Corporation and ACAS Acquisitions (Weston), Inc.

      (b)(2) Commitment Letter dated March 7, 2001 between American Capital Strategies, Ltd. and ACAS Acquisitions (Weston), Inc. (including Financing Term Sheet).

      (c)(1) Opinion of Raymond James & Associates, Inc. (incorporated herein by reference to Appendix B to the Proxy Statement listed in Exhibit (a)(1) above).

      (c)(2)      Opinion of Buck Consultants, Inc.

      (d)(1) Agreement and Plan of Merger dated as of March 9, 2001 by and among ACAS Acquisitions (Weston), Inc., Weston Acquisition Corporation and Roy F. Weston, Inc. (incorporated herein by reference to Appendix A to the Proxy Statement listed in Exhibit (a)(1) above).

      (d)(2) Stock Pooling Agreement among the Company and certain holders of


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                 the Company's Common Stock effective January 2, 1998
                 (incorporated herein by reference to Exhibit 10.29 to the Company's Annual Report on form 10-K for the year ended December 31, 1997) (the "Stock Pooling Agreement").

      (d)(3) Pool Majority Notice dated October 23, 2000 executed pursuant to the Stock Pooling Agreement by certain parties thereto (the "Pool Majority Notice"), and letter agreement dated March 9, 2001 amending the same.

      (d)(4) Agreement dated October 23, 2000 by and among the Special Committee of the Company's Board of Directors and the signatories to the Pool Majority Notice, and letter agreement dated March 9, 2001 amending the same.

      (d)(5) Management Exchange Letter Agreement dated March 9, 2001 among ACAS Acquisitions (Weston), Inc., American Capital Strategies, Ltd. and William L. Robertson.

      (d)(6) Management Exchange Letter Agreement dated March 9, 2001 among ACAS Acquisitions (Weston), Inc., American Capital Strategies, Ltd. and Patrick G. McCann.
      (d)(7) Consulting Services/Retirement Agreement dated July 19, 1997 between Roy F. Weston, Inc. and Roy F. Weston (incorporated herein by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997).
      (d)(8)     Form of Non-disparagement letter agreement.
      (d)(9) Essential Terms Letter Agreement dated March 9, 2001 between ACAS Acquisitions (Weston), Inc. and certain members of the Weston family (including forms of Roy F. Weston, Inc. Consulting and Non-Compete Agreement for each of Katherine W. Swoyer and A. Frederick Thompson, Employment Agreement between Roy F. Weston, Inc. and Wayne F. Hosking, Jr., Employment Agreement between Roy F. Weston, Inc. and Thomas M. Swoyer, Jr., Amendment to Employment Agreement between Roy F. Weston, Inc. and Melissa T. Kalucki and Letter Agreement with Thomas M. Swoyer regarding real estate matters).
      (d)(10) Form of Employment Agreement between Roy F. Weston, Inc. and William L. Robertson (attached as exhibit to Management Exchange


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
                  Letter Agreement in Exhibit (d)(5) above).

      (d)(11) Form of Employment Agreement between Roy F. Weston, Inc. and Patrick G. McCann (attached as exhibit to Management Exchange Letter Agreement in Exhibit (d)(6) above).

      (d)(12) Consulting and Services Agreement between Roy F. Weston, Inc. and Katherine W. Swoyer effective July 1, 1998 (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report for the quarter ended June 30, 1998).

      (d)(13) Master Services Agreement for Consulting Services between Infrastructure Revitalization Institute and Roy F. Weston, Inc. dated November 11, 1999 (incorporated herein by reference to Exhibit 10.19 to the Company's Annual Report for the year ended 1999).

      (d)(14) Financing Term Sheet of American Capital Strategies, Ltd. (referred to in Exhibit (b)(2) above).

      (d)(15) Letter Agreement regarding the Merger Transaction among ACAS Acquisitions (Weston), Inc., Roy F. Weston, Inc., RFW Enterprises, Inc., Katherine W. Swoyer, Susan W. Thompson and Roy F. Weston.

      (f)         Subchapter D of Chapter 15 of the Pennsylvania Business
                  Corporation Law.

      (g)         Not applicable.


                                    SIGNATURE


      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 22, 2001              Roy F. Weston, Inc.


                                    By: /s/ William L. Robertson
                                        ___________________________________
                                    Name: William L. Robertson
                                    Title: Chief Executive Officer


                                            /s/ William L. Robertson
                                            __________________________________
                                            William L. Robertson


                                            /s/ Patrick G. McCann
                                            __________________________________
                                            Patrick G. McCann


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